April 6, 2011

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Jeff Jaramillo
Washington, D.C. 20549

Re:	JBI, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Amendment No. 1 to Form 10-Q for the Period Ended Sept. 30, 2009
Amendment No. 1 to Form 10-K for the Period Ended Dec. 31, 2009
Form 8-K/A filed December 16, 2010
File No. 000-52444

Dear Mr. Jaramillo:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 23, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Form 8-K (the “8-K”) filed on December 16, 2010. We are in receipt of your letter and the following are responses.

Form 8-K/A filed February 9, 2011

1.
Refer to our prior comment 1.  We reviewed your amended Form 8-K which included changes intended to address the issues outlined in our prior comment as well as your response dated February 15, 2011.  After our review, we request you to amend your Forms 8-K again to address the following:

•	Present the pro forma adjustments in a separate column and

•
Show all pro forma adjustments on a gross basis and reference each adjustment to footnotes that clearly explain the assumptions involved.  We note the currently presented adjustments labeled (a) and (b) are not presented in the requested format.

Response: The Company has presented the pro forma adjustments in separate columns and have presented adjustments in the requested format.

2.
Refer to our prior comment 2.  Please revise the filing to disclose the source of the historical balance sheet and operating results of Javaco and Pak-it.  We noted the dates and periods of the Javaco and Pakit financial information herein are different than those of the financial statements included in the Form 8-K/A filed December 16, 2010.  Also, specifically tell us how you addressed the following request from our prior comment – given that Javaco’s fiscal year end is May 31 and JBI’s fiscal year end is December 31, if practicable, when preparing the fiscal 2008 pro forma income statement you should bring Javaco’s income statement amounts up to within 93 days of your fiscal year end by adding subsequent interim period results to Javaco’s fiscal year data and deducting the comparable preceding year interim period results.  Disclose the fact that you have made these adjustments and tell investors which periods were added or subtracted.

Response: The Company has revised to include the requested information.

3.	Please label the pro forma combined consolidated balance sheet at page 1 of Exhibit 99.5 “As of June 30, 2009” rather than “For the Six Months Ended June 30, 2009.”

Response: The pro forma combined consolidated balance sheet has been labeled “As of June 30, 2009.”

4.
Please revise the filing to disclose how you determined the historical and pro forma weighted average number of common shares outstanding.  We note the historical weighted average share amount of 63,7000,000 for JBI for the six months ended June 30, 2009 presented herein did not agree with the weighted share amount presented in the income statement included in JBI’s June 20, 2009 Form 10-Q.

Response: The weighted average shares outstanding was assumed to be the same as that which was outstanding for the six months ended June 30, 2009.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton